For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces $202 Million Refinancing and Unaudited Results for the Six Month and Second Quarterly Periods Ended June 30, 2006

NEW YORK, NEW YORK, August 29, 2006. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) today announced that it had concluded a $202 million credit facility with Nordea Bank Norge ASA, DvB Bank, HSH Nordbank and Bank of Scotland. The first drawdown is expected within August 2006 and will be used principally to repay existing shipmortgage indebtedness. The facility includes $27 million for a payment to be made in January on a ship already owned by the Company, and approximately $50 million for further acquisitions.

The Company reported unaudited net income of $13.7 million or $1.93 per share basic and $1.87 per share diluted, for the six months ended June 30, 2006, compared to unaudited net income of $8.5 million, or $1.88 per share basic and $1.78 diluted, for the six months ended June 30, 2005. EBITDA for the six months ended June 30, 2006 was $23.9 million as compared to $16.0 million for the comparable period of 2005. Basic earnings per share calculations are based on weighted average shares outstanding of 7,082,781 and 4,523,317 respectively, for the six months ended June 30, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,304,323 and 4,784,193 respectively, for the six months ended June 30, 2006 and 2005. The increase in the weighted average number of shares outstanding is due to the issuance of 3,243,243 shares in the Company’s $60 million Equity Offering in May 2005.

The Company reported unaudited net income of $4.8 million or $0.67 per share basic and $0.65 per share diluted, for the three months ended June 30, 2006, compared to unaudited net income of $6.5 million, or $1.25 per share basic and $1.19 diluted, for the three months ended June 30, 2005. EBITDA for the three months ended June 30, 2006 was $10.6 million as compared to $11.1 million for the comparable period of 2005. The decline in EBITDA is primarily attributable to three vessels being offhire for scheduled drydockings and a general increase in vessel operating expenses, as discussed below. Basic earnings per share calculations are based on weighted average shares outstanding of 7,072,107 and 5,191,888 respectively, for the three months ended June 30, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,293,538 and 5,428,346 respectively, for the three months ended June 30, 2006 and 2005. The increase in the weighted average number of shares outstanding is due to the issuance of 3,243,243 shares in the Company’s $60 million Equity Offering in May 2005.

  The following is a discussion of our financial condition and results of operations for the six month and quarterly periods ended June 30, 2006 and 2005.

Six Months ended June 30, 2006 (unaudited) versus June 30, 2005 (unaudited)

Revenues

Revenues increased $12.1 million in the six months ended June 30, 2006 over the comparable period in 2005 and time-charter equivalent (“TCE”) revenue increased $10.1 million or 34.3% for the six months ended June 30, 2006 over the six months ended June 30, 2005. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. The increases in revenue and TCE are due to the increase in the number of vessels in the fleet. The Company, through wholly-owned subsidiaries, acquired one combination carrier and one Panamax product tanker in the third quarter of 2005 and one combination carrier in the first quarter of 2006. The Company sold one MR product tanker in the third quarter of 2005. In addition, the three combination carriers acquired in the first quarter of 2005 were owned for 347 days in the six months ended June 30, 2005 versus 543 days in the six months ended June 30, 2006.

Other revenue includes $0.9 million earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.2 million representing settlement proceeds from the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses increased $1.9 million in the six month period ended June 30, 2006 as compared the same period of 2005. This increase is due to the fact that there were 242 voyage days in the six months ended June 30, 2006 and only 155 voyage days in the same period of 2005. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter. In addition, voyage expenses include brokerage commissions on time-charters and other commercial overhead.

Vessel operating expenses

Vessel operating expenses increased $3.4 million from the six month period ended June 30, 2005 to the same period of 2006. The increase is due to the increase in the number of vessels comprising the fleet, as noted above, including those purchased during the first half of 2005 which were owned for the full six month period in 2006.

Vessel depreciation

Vessel depreciation increased $2.3 million for the six month period ended June 30, 2006 as compared to the comparable period of 2005. This increase is due to the increase in the number of vessels and to the higher cost of the vessels as compared to the MR fleet.

General and administrative expenses

Management fees increased by $0.2 million, or 42%, to $0.5 million for the six month period ended June 31, 2006 as compared to $0.3 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred. Consulting, professional and other expenses increased $0.6 million or 39%. A portion of the increase is attributable to an increase in consulting fees and the balance is attributable to costs for director and officers insurance, legal fees, administrative fees, travel and public relations.

Interest expense and interest income

The $2.5 million (118%) increase in interest expense for the six months ended June 30, 2006, as compared to the same period in 2005, is due to the increase in debt for the acquisition of two vessels in the third and fourth quarters of 2005 and the acquisition of a combination carrier in 2006. The outstanding debt increased $49.2 million from June 30, 2005 to June 30, 2006. In addition, the average daily interest rate for the six months ended June 30, 2006 was 4.84% versus an average daily rate of 2.87% for the six month period ended June 30, 2005. The increase in interest income of $0.9 million is also due to the increase in interest rates. In addition, the average cash balance for the first six months of 2006 was $54.5 million as compared to the average cash balance for the same period of 2005 of $28.5 million.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $0.8 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.

Gain on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the statement of income. The net increase in the value of these swaps from December 31, 2005 to June 30, 2006 was $1.4 million.

Quarter Ended June 30, 2006 (unaudited) versus June 30, 2005 (unaudited)

Revenues

Revenues from voyage and time charters increased $4.3 million or 23% from the three month period ending June 30, 2005 and time-charter equivalent (“TCE”) revenue increased $1.7 million or 9.8% from the second quarter of 2005 to the same period of 2006. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues.

The increases in revenue and TCE are predominantly due to the vessel acquisitions made in 2005 and 2006. The Company, through wholly-owned subsidiaries, acquired one combination carrier and one Panamax product tanker in the third quarter of 2005, one combination carrier and a 50% interest in another combination carrier during the first quarter of 2006 and one Panamax product tanker at the end of June 2006. One MR product tanker was sold in the third quarter of 2005. In addition, the Company had 72 days of offhire in the second quarter related to two special surveys and the conversion of one MR tanker to a double hulled vessel. This offhire reduced the Company’s TCE by approximately $1.3 million. As a result of these transactions and activity, there was a net increase in revenue earning days of approximately 11%.

Other revenue of $0.2 million represents settlement of the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses for the quarter ended June 30, 2006 increased $2.6 million or 215% from the quarter ended June 30, 2005. The increase is due to the fact that there were 219 voyage days in the three month period ended June 30, 2006, whereas there were no voyage days during the three month period ended June 30, 2005. Voyage expenses include port, canal and fuel charges for which the ship owner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter. In addition, voyage expenses include brokerage commissions on time-charters and other commercial overhead.

Vessel operating Expenses

Vessel operating expenses for the quarter ended June 30, 2006 increased $2.5 million or 42% as compared to the comparable period in 2005. This increase is the result of the increase in number of vessels comprising the Company’s fleet, as described above. However, the vessels continue to incur operating expenses during offhire periods. Additionally, the vessels acquired since the second quarter of 2005 are on average larger and more complex and therefore more expensive to operate than the former fleet.

Vessel depreciation

Vessel depreciation for the quarter ended June 30, 2006 increased $0.9 million over the quarter ended June 30, 2005. This increase is due to the acquisitions made, as discussed above.

Consulting and professional fees and other expenses

Consulting and professional fees and other expenses increased $0.2 million from the three months ended June 30, 2005 to the three months ended June 30, 2006. Approximately $0.1 million of the increase relates to consulting fees and the balance is dispersed amongst several categories including legal fees, administrative fees, directors and officers insurance and public relations.

Interest expense and interest income

The $1.1 million (72%) increase in interest expense for the quarter ended June 30, 2006, as compared to the same period in 2005, is due to the increase in debt for the acquisition of two vessels in the third and fourth quarters of 2005 and the acquisition of a combination carrier in 2006. The outstanding debt increased $49.2 million from June 30, 2005 to June 30, 2006. In addition, the average daily interest rate for the three months ended June 30, 2006 was 5.07% versus an average daily rate of 3.11% for the three month period ended June 30, 2005. The increase in interest income of $0.4 million is also due to the increase in interest rates.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $0.3 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.

Gain on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the statement of income. The net increase in the value of these swaps from December 31, 2005 to March 31, 2006 was $0.9 million and the net increase in the value of these swaps from March 31, 2006 to June 30, 2006 was $0.5 million.

Liquidity and Capital Resources

Cash at June 30, 2006, amounted to $39.9 million, a decrease of $20.9 million as compared to December 31, 2005. The decrease in the cash balance is attributable to outflows for investing activities of $29.2 million and outflows for financing activities of $14.5 million. This was offset by cash flow from operations of $22.8 million.

The outflow for investing activities is attributable to the purchase and investment in vessels of $17.2 million and the net investment in Nordan OBO II of $12.1 million. This was offset by an increase in the fair value of marketable securities of $0.2 million.

The outflow for financing activities is primarily attributable to the repayment of long-term debt of $12.3 million, the purchase of treasury stock of $2.1 million and payments for common stock issuance costs of $0.1 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of six medium range product tankers, six combination carriers and a 50% interest in another and two panamax product carriers. Twelve of the vessels are currently fixed on long-term time charters, which varied in original length of between one and five years. One of the remaining three vessels is presently being converted to a double-hull MR tanker, another is undergoing a special survey and the third is being operated in the spot market at this time.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including previous announcements, access the Company’s website: www.bhocean.com

Company Contact:  John LeFrere
           917.225.2800

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

	Unaudited	Audited	Unaudited
ASSETS	June 30, 2006	December 31, 2005	June 30, 2005
CURRENT ASSETS:
Cash and cash equivalents	$39,953,172	$60,827,651	$62,970,459
Marketable securities	353,518	567,566	207,941
Trade accounts receivable, less allowance for doubtful accounts of $229,000 at June 30, 2006 and December 31, 2006 and $137,000 at June 30, 2005	1,686,898	2,258,572	500,108
Cash on deposit for vessel acquisition	-	-	3,325,000
Inventories	2,449,443	855,086	453,920
Prepaid expenses and other current assets	1,326,567	1,210,915	1,159,963
Total current assets	45,769,598	65,719,790	68,617,391

Vessels, at cost:
Vessels	301,998,582	249,067,385	206,923,330
Less - Accumulated depreciation	(42,432,792)	(34,900,653)	(36,818,471)
	259,565,790	214,166,732	170,104,859

Investment in Nordan OBO II Ltd	12,182,945	-	-
Other assets	1,435,272	1,536,764	1,362,785
Fair value of derivative asset	1,442,499	-	-

Total assets	$320,396,104	$281,423,286	$240,085,035

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,739,908	$4,025,919	$3,635,941
Accrued liabilities	6,152,147	1,747,909	1,911,898
Accrued interest	436,690	454,620	468,935
Current portion of mortgage payable	31,691,000	32,602,000	29,650,000
Deferred income	3,541,726	2,727,416	3,033,811
Other liabilities	158,058	59,836	312,470
Total current liabilities	46,719,529	41,617,700	39,013,055

Deferred income - long term charters	3,629,000	2,688,000	-
Unsecured debt	36,105,622	-	-
Long term debt	102,325,360	117,063,472	91,315,472

Commitments and contingencies	-	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 7,087,785, 7,081,920 and 3,908,847 shares
outstanding as of June 30, 2006, December 31, 2005 and June 30, 2005, respectively	75,572	75,572	75,572
Paid-in capital	93,962,034	94,042,310	94,336,805
Retained earnings	43,596,864	29,905,939	18,308,057
Treasury stock	(6,017,877)	(3,969,707)	(2,963,926)
Total shareholders' equity	131,616,593	120,054,114	109,756,508
Total liabilities and shareholders' equity	$320,396,104	$281,423,286	$240,085,035

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Income

	For the six	For the six	For the three	For the three
	months ended	months ended	months ended	months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues:
Voyage, time and bareboat charter revenues	$ 45,055,406	$ 32,956,689	$ 23,427,676	$ 19,114,679
Other revenue	1,081,596	16,474	194,921	-
Total revenues	46,137,002	32,973,163	23,622,597	19,114,679

Operating expenses:
Voyage expenses	5,416,617	3,435,928	3,752,995	1,191,931
Vessel operating expenses, drydocking and survey costs	15,337,398	11,959,297	8,602,127	6,069,116
Vessel depreciation	7,532,139	5,209,961	3,940,427	3,022,206
Amortization of deferred charges	164,215	101,051	82,306	68,164
General and administrative:
Management fees to related party	533,482	374,488	270,741	199,010
Consulting and professional fees, and other expenses	2,044,744	1,466,825	973,576	795,759
Total operating expenses	31,028,595	22,547,550	17,622,172	11,346,186

Income from vessel operations	15,108,407	10,425,613	6,000,425	7,768,493

Other income (expense):
Equity in income of Nordan OBO II	753,302	-	321,492	-
Interest expense	(4,695,244)	(2,157,334)	(2,572,083)	(1,493,349)
Interest income	1,091,344	222,813	585,639	200,272
Gain on trading marketable securities	(9,383)	9,671	(134,959)	6,943
Gain on fair value of interest rate swap	1,442,499	-	559,470	-
Total other expenses, net	(1,417,482)	(1,924,850)	(1,240,441)	(1,286,134)

Net income	$13,690,925	$8,500,763	$4,759,984	$6,482,359

Basic earnings per common share	$1.93	$1.88	$0.67	$1.25

Diluted earnings per common share	$1.87	$1.78	$0.65	$1.19

Weighted average number of common shares outstanding:
Basic	7,082,781	4,523,317	7,066,317	5,191,888
Diluted	7,304,323	4,784,193	7,287,748	5,428,346

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the six	For the six
	months ended	months ended
	June 30, 2006	June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,690,925	$8,500,763
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,532,139	5,209,961
Amortization of deferred charges	164,215	101,051
Loss (gain) on fair value of marketable securities	9,383	(9,671)
Gain on fair value of interest rate swaps	(1,442,499)	-

Changes in assets and liabilities:
Decrease in trade accounts receivable	571,674	5,045,397
(Increase) decrease in inventories	(1,594,357)	316,461
Increase in prepaid expenses and other assets	(115,652)	(393,136)
Increase (decrease) in accounts payable	713,989	(1,695,087)
Increase (decrease) in accrued liabilities	4,404,238	(386,926)
(Decrease) increase in accrued interest	(17,930)	201,093
Increase in deferred income	1,755,310	1,734,397
Increase in other liabilities	98,222	236,384
Payments for special surveys	(2,974,409)	(2,017,837)
Total adjustments	9,104,323	8,342,087
Net cash provided by operating activities	22,795,248	16,842,850

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(17,194,165)	(110,200,000)
Investment in Nordan OBO II	(13,932,945)
Dividend received from Nordan OBO II	1,750,000	-
Cash on deposit for vessel acquisition	-	(3,325,000)
Increase in marketable securities	204,664	-
Net cash used in investing activities	(29,172,446)	(113,525,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(65,345)	(1,002,521)
Mortgage proceeds	-	102,000,000
Purchase of treasury stock	(2,073,836)
Issuance of treasury shares	75,410	61,540
Issuance of common stock, net of issuance costs	(130,020)	56,830,568
Payments of long-term debt	(12,303,490)	(10,300,000)
Net cash provided by financing activities	(14,497,281)	147,589,587

Net decrease in cash and cash equivalents	(20,874,479)	50,907,437
Cash and cash equivalents, beginning of period	60,827,651	12,063,022
Cash and cash equivalents, end of period	$39,953,172	$62,970,459